Exhibit 99.1

PETROFLOW ENERGY LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2009

Petroflow Energy Ltd.
Consolidated Balance Sheets
Expressed in Canadian Dollars
(Unaudited)

	June 30,	December 31,
	2009	2008
Assets
Current assets
Cash and cash equivalents	$1,507,244	$3,027,192
Accounts receivable	10,656,718	14,714,826
Risk management asset	598,111	6,620,773
Pre-paids and other	568,548	977,594
	13,330,621	25,340,385

Risk management asset	173,219	1,338,144
Investment in limited partnership	578,000	611,400
Property and equipment (note1)	166,447,786	167,820,260
Total Assets	$180,529,626	$195,110,189

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$11,596,842	$34,194,464
Current portion of obligation under capital lease (note 4)	11,463,849	10,746,665
	23,060,691	44,941,129
Bank loan (note 2)	122,504,329	101,764,599
Obligation under capital lease (note 4)	9,597,849	13,550,669
Asset retirement obligations (note 3)	1,507,661	1,520,690
Future income tax	–	419,000
	156,670,530	162,196,087

Shareholders' equity
Share capital (note 5)	38,339,781	38,424,897
Warrants (note 5)	103,935	103,935
Contributed surplus (note 5)	6,854,672	6,221,881
Accumulated other comprehensive income	1,220,096	2,232,397
Deficit	(22,659,388)	(14,069,008)
	23,859,096	32,914,102
	$180,529,626	$195,110,189

Going Concern (see Nature of Operations and Ability to Continue as a Going Concern)
Contingencies (note 11)
Subsequent events (note 12)

Approved by the Board of Directors:

 Signed “Donald Rowden”                     Director       Signed “Richard Menchaca”                 Director

See accompanying notes to unaudited consolidated financial statements.

Petroflow Energy Ltd.
Consolidated Statement of Operations and Deficit
Expressed in Canadian Dollars
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenue
Oil, natural gas and natural gas liquid sales	$8,922,123	$15,392,311	$18,494,638	$25,612,421
Royalties	(2,060,828)	(3,289,124)	(4,088,338)	(5,547,325)
	6,861,295	12,103,187	14,406,300	20,065,096
Interest and other	16,511	11,475	18,033	29,580
	6,877,806	12,114,662	14,424,333	20,094,676
Expenses
Operating	4,845,287	2,588,720	8,422,332	4,295,273
Transportation	–	81,683	–	200,424
Depletion and depreciation	3,707,047	2,143,986	7,115,955	4,332,111
Write-down of property and equipment	–	1,015,950	–	1,015,950
Accretion	27,910	9,839	57,056	25,176
Stock-based compensation (note 5)	275,332	499,381	632,791	790,835
General and administrative	2,263,948	3,077,667	4,410,389	4,277,595
Interest and financing costs	2,963,045	1,430,183	4,937,206	3,004,201
Provision for doubtful receivables	–	1,410,528	–	1,410,528
	14,082,569	12,257,937	25,575,729	19,352,093
Net income (loss) before other items	(7,204,763)	(143,275)	(11,151,396)	742,583
Realized gain (loss) on derivative instruments	7,749,272	(943,407)	9,198,769	(1,021,395)
Unrealized loss derivative instruments	(10,332,651)	(7,794,106)	(7,042,483)	(10,775,213)
Foreign exchange loss	(3,432)	(3,710)	(8,787)	10,647
Net loss before income taxes	(9,791,574)	(8,884,498)	(9,003,897)	(11,043,378)
Future income tax recovery	(1,219,016)	–	(413,517)	–
Net loss for the period	(8,572,558)	(8,884,498)	(8,590,380)	(11,043,378)
Deficit, beginning of the period	(14,086,830)	(20,518,067)	(14,069,008)	(18,359,187)
Deficit, end of period	$(22,659,388)	$(29,402,565)	$(22,659,388)	$(29,402,565)

Net loss for the period per common share
Basic and diluted	$(0.29)	$(0.30)	$(0.29)	$(0.38)
Weighted average common shares outstanding
Basic and diluted	29,529,762	29,341,315	29,574,152	29,291,630

See accompanying notes to unaudited consolidated financial statements.

Petroflow Energy Ltd.
Consolidated Statement of Comprehensive Loss
Expressed in Canadian Dollars
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30,
	2009	2008	2009	2008
Net loss	$(8,572,558)	$(8,884,498)	$(8,590,380)	$(11,043,378)
Other comprehensive loss
Foreign currency translation
adjustment	(2,013,651)	526,056	(1,012,301)	329,443
Comprehensive loss	$(10,586,209)	$(8,358,442)	$(9,602,681)	$(10,713,935)

Consolidated Statement Accumulated Other Comprehensive Income (Loss)
Expressed in Canadian Dollars
(Unaudited)

	Six months ended
	June 30,
	2009	2008
Accumulated other comprehensive income (loss), beginning of period	$2,232,397	$(2,930,825)
Foreign currency translation adjustment	(1,012,301)	329,443
Accumulated other comprehensive income (loss), end of period	$1,220,096	$(2,601,382)

See accompanying notes to unaudited consolidated financial statements.

Petroflow Energy Ltd.
Consolidated Statement of Cash Flows
Expressed in Canadian Dollars
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash provided by (used in):
Operating activities
Net Loss	(8,572,558)	(8,884,498)	$(8,590,380)	$(11,043,378)
Non cash items:
Depletion and depreciation	3,707,047	2,143,986	7,115,955	4,332,111
Accretion	27,910	9,839	57,056	25,176
Write-down of property and equipment	–	1,015,950	–	1,015,950
Unrealized loss on derivative instruments	10,332,651	7,794,106	7,042,483	10,775,213
Stock-based compensation	275,332	499,381	632,791	790,835
Future income tax recovery	(1,219,016)	–	(413,517)	–
	4,551,366	2,578,764	5,844,388	5,895,907
Changes in non-cash working capital	147,660	(5,991,862)	2,794,250	(8,400,734)
	4,699,026	(3,413,098)	8,638,638	(2,504,827)
Financing activities
Increase in bank loan	7,415,195	(12,511,027)	27,427,172	(1,410,528)
Exercise of options	–	424,856	–	424,856
Common shares repurchased	(27,691)	–	(85,117)	–
Capital lease payments (net)	(5,806,961)	(835,597)	(8,122,168)	(1,356,374)
	1,580,543	(12,921,768)	19,219,887	(2,342,046)
Investing activities
Expenditures on property, plant and equipment	–	(14,930,992)	(8,548,985)	(27,135,723)
Disposals on property, plant and equipment	–	28,249,927	–	28,249,927
Net change in non-cash investing items	(5,916,409)	3,474,253	(20,737,734)	4,493,794
	(5,916,409)	16,793,188	(29,286,359)	5,607,998
Change in cash and cash equivalents	363,160	458,322	(1,427,834)	761,125
Effect of foreign currency rate changes on cash and cash equivalents	(146,494)	135,260	(92,114)	12,816
Cash and cash equivalents, beginning of period	1,290,578	982,163	3,027,192	801,804
Cash and cash equivalents, end of period	$1,507,244	$1,575,745	$1,507,244	$1,575,745

Cash interest paid	$2,925,651	$1,587,189	$4,237,851	$2,311,600
Cash interest received	$13,729	$6,226	$14,985	$24,331
Non-Cash capital expenditure
through leases	$–	$5,496,852	$6,132,002	$7,424,013

See accompanying notes to unaudited consolidated financial statements.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Petroflow Energy Ltd. (the “Company” or “Petroflow”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the consolidated financial statements of the Company for the year ended December 31, 2008.  These interim consolidated financial statements do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2008.

NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Petroflow Energy Ltd. (the “Company” or “Petroflow”) is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, Texas and Alberta.  The Company was incorporated under the Nova Scotia Companies Act in 1974 and during 1994 was continued under the Canada Business Corporations Act.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as applicable to a going concern which assumes that the Company will be able to recognize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  Petroflow has had positive funds from operations before changes in non cash working capital in the last five quarters, however the Company has a working capital deficiency excluding risk management assets of $10,328,181 and a reported net loss of $8,572,558 in the current quarter. The Company is faced with a number of uncertainties which could impact the Company’s ability to continue as a going concern. These uncertainties include:

a)	If there are continued weak petroleum prices and natural gas prices, this will affect the ability of the Company to generate funds from its operations at satisfactory levels.

b)	The current recession and resulting equity market decline has limited the Company’s ability to raise funds to continue its drilling programs.

c)
The Company has a US$110 million revolving credit facility with a banking syndicate.  The Company was in compliance with its financial covenants as at June 30, 2009. Our internal financial projections indicate that the Company may not meet its financial covenants in the third quarter of this year.  There is no assurance that future defaults if any will be waived, however, the company has historically received a waiver for all covenant defaults to date.

d)
On April 8, 2009, Guaranty Financial Group Inc., a member of the Company’s banking syndicate announced that it and its wholly-owned subsidiary, Guaranty Bank (collectively “Guaranty”) had consented to the issuance of an Order to Cease and Desist (the “Order”) by the Office of Thrift Supervision (“OTS”) in the United States.  Under the Order, Guaranty had to raise additional capital or it would agree to consent to a merger with another bank or enter into a voluntary liquidation. On July 17, 2009, Guaranty stated that it no longer believes it will be possible to raise sufficient capital to comply with the Order and as such believes that it is probable that it will not be able to continue as a going concern.  Guaranty continues to cooperate with the OTS as they purse potential alternatives.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

Management’s plan for addressing the above uncertainties is as follows:

a)
Funds from operations before changes in non cash working capital are projected to be positive in the current oil and gas price environment.  To mitigate the risk to operating cash flows, the Company has put in place additional natural gas and oil derivative contracts in the United States which reflect price forecasts established by the Company’s banking syndicate and which will mitigate further commodity price weaknesses for the remainder of the 2009 year and into 2010 and 2011.

b)	The Company has restricted capital projects for the 2009 year to closely match the cash flows generated from operations.

c)	The Company is actively working with providers of equity capital and other forms of capital to supply necessary funds to assist the Company in its current and long term development plans.

d)
Petroflow’s primary area of focus in Oklahoma has historically generated low finding, development and acquisitions (FD&A) costs.  This trend is expected to continue based on the Company’s proved undeveloped reserves and recent negotiations with drilling contractors and other service providers.   The Company believes low FD&A costs will enhance its ability to attract equity investment.

e)
The current bank loan is based on proved oil and gas reserve values with a US $200,000,000 revolving credit facility of which US $110,000,000 is available. The Company believes that sufficient security is available to continue the current availability of this facility at this level.

f)	Management of the Company does not anticipate that the Order will have any effect on the terms of its Amended Facility with the banking syndicate.

There can be no assurance that the steps management is taking will be successful.  These financial statements do not give effect to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities at amounts different from those reflected in these financial statements; such adjustments could be material.

1.	PROPERTY AND EQUIPMENT

	June 30, 2009	December 31, 2008
Property and natural gas properties, at cost
	$196,354,873	$191,949,022
Less: Accumulated depletion and depreciation	(29,907,087)	(24,128,762)
	$166,447,786	$167,820,260

Costs associated with undeveloped land of $1,354,795 (2008 - $1,325,739) have been excluded from the depletion calculation as at June 30, 2009.

Future development costs for the proved reserves of $44,680,165 (2008 - $105,248,312) have been included in the depletion calculation.

The Company did not capitalize any general and administrative costs during the periods presented.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

2.   BANK LOAN

The Company has a U.S. $200,000,000 revolving credit facility with a banking syndicate. This facility is dependent upon continued yearly reserve additions, with current availability of U.S. $110,000,000.  The revolving credit facility has a maturity date of January 1, 2012.  There is an interest rate floor on the Amended Facility of 5.5%.  As at June 30, 2009 a total of $122,504,329 (U.S. $105,972,603) was drawn on this facility (December 31, 2008 - $101,764,599 (U.S. - $83,222,603).  For the three months ended June 30, 2009 $1,805,677 (U.S. - $1,497,754) was incurred as interest expense and for the six months ended June 30, 2009 $ 2,853,336 (U.S. - $2,366,755) was incurred as interest expense on the revolving credit facility.

The Company’s credit facility has restrictive covenants that include debt to EBITDA ratios and bank debt to EBITDA ratios to be calculated on a rolling quarterly basis, based on the proceeding four quarters results of its US Subsidiary.  The debt to EBITDA ratios may not exceed the following:

June 30, 2009	5.5:1
September 30, 2009	5.5:1
December 31, 2009	4.5:1
March 31, 2010	4.0:1

The Company was in compliance with all of its financial covenants as at June 30, 2009.

On April 8, 2009, Guaranty Financial Group Inc., a member of the Company’s banking syndicate announced that it and its wholly-owned subsidiary, Guaranty Bank (collectively “Guaranty”) had consented to the issuance of an Order to Cease and Desist (the “Order”) by the Office of Thrift Supervision (“OTS”) in the United States.  Under the Order, Guaranty has to raise additional capital or it will agree to consent to a merger with another bank or enter into a voluntary liquidation.

On July 17, 2009, Guaranty stated that it no longer believes it will be possible to raise sufficient capital to comply with the Order and as such believes that it is probable that it will not be able to continue as a going concern.  Guaranty continues to cooperate with the OTS as they pursue potential alternatives.

3.   ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations resulted from net ownership interest in petroleum and natural gas assets including well sites, a gathering systems and processing facilities.  The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $8,303,751 (December 31, 2008 - $9,105,357) which will be incurred between 2009 and 2048.  A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

Balance as of January 1, 2009	$1,520,690
Accretion expense	57,056
Unrealized foreign exchange	(70,085)
Total ARO at June 30, 2009	$1,507,661

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

4.   OBLIGATION UNDER CAPITAL LEASE

A summary of the obligations under capital lease is as follows:

2009	$6,884,096
2010	11,961,504
2011	4,663,384
2012	113,806
Total minimum lease payment	23,622,790
Less amount representing annual interest at 12.0%	(2,561,092)
21,061,698
Less current portion	(11,463,849)
$9,597,849

5.   SHARE CAPITAL

a)	Authorized

An unlimited number of Common Shares, with one vote per share and an unlimited number of Preferred Shares, issuable in series (no Preferred Shares have been issued to date).

b)  Outstanding and Issued:

	Number of
	Shares	Amount
Balance at December 31, 2008	29,571,094	$38,424,897
Shares Purchased	(61,200)	(85,116)
Balance at June 30, 2009	29,509,894	$38,339,781

c) Warrants
	Number of
	Warrants	Amount
Balance at June 30, 2009 and December 31, 2008	1,692,000	$103,935

Normal Course Issuer Bid
Petroflow received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid.  The Company is entitled to purchase, for cancellation, up to 1,829 common shares per day on or before March 31, 2009 and 1000 common shares per day thereafter which commenced on February 6, 2009 and terminates on February 5, 2010.

d)	Stock options:

The Company maintains a stock option plan, which is governed by the Compensation Committee.  All directors, officers and certain employees and consultants are eligible to participate in the plan.  Under the plan, the Company may grant options for up to 10% of the issued and outstanding common shares.  The aggregate number of options that may be granted to any one individual (excluding consultants) must not exceed five percent of the total issued and outstanding common shares and must not exceed two percent of the total issued and outstanding common shares for those granted to consultants.  Options are granted at exercise prices equal to the estimated fair value of the shares at the date of grant and are exercisable pursuant to the following vesting schedule, 1/3 on the date of grant, 1/3 on the 1st anniversary of the grant and 1/3 on the 2nd anniversary of the date of grant.  Options expire on or before five years from the date of grant.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

	Six months ended		Year ended
	June 30, 2009		December 31, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	Options	exercise price	Options	exercise price
Outstanding, beginning of period	2,898,600	$2.82	2,476,200	$2.01
Granted	60,000	1.34	672,000	5.61
Exercised	–	–	(228,750)	2.17
Cancelled	(177,467)	3.76	(20,850)	3.21
Outstanding, end of period	2,781,133	$2.73	2,898,600	$2.82

e)	Fair Value of Options:

Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the expected exercise time-frame with a corresponding increase to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions for the six month period ended June 30:

	Six months ended	Year ended
	June 30, 2009	December 31, 2008
Dividend yield	0%	0%
Expected volatility	116%	89%
Risk free rate of return	1.20%	1.09%
Expected option life	2 - 5 years	2 - 5 years

f)	Contributed Surplus:

	Six months ended	Year ended
	June 30, 2009	December 31, 2008

Balance, beginning of year	$6,221,881	$3,369,281
Stock-based compensation expense	632,791	3,172,349
Exercise of stock options	–	(319,749)
Balance, end of period	$6,854,672	$6,221,881

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

6.   RECLASSIFICATION ADJUSTMENT IN STATEMENT OF CASH FLOWS FOR THE UNAUDITED INTERIM PERIOD ENDED MARCH 31, 2009

The Company has recorded a reclassification adjustment that impacts cash flows from operating activities and cash flow used in investing activities for the three month period ended March 31, 2009.  The adjustment relates to the misclassification of amounts within changes in non-cash working capital related to operations that should have been reflected as a change in non cash working capital relating to investing activities.    A further adjustment was also required to reclass amounts between property plant and equipment and non-cash capital expenditure through leases.

The effect of these adjustments on the unaudited interim consolidated statement of cash flows for the first quarter of 2009 is summarized below. These adjustments had no impact on the unaudited interim consolidated balance sheet and statement of operations for the three month period ended March 31, 2009 or the consolidated financial statements of prior periods.

Effect on the three
months ended March 31, 2009

Operating activities
Increase in changes in non-cash working capital	$14,856,668

Investing activities
Decrease in expenditures on property plant and equipment	3,471,678
Decrease in changes in non-cash working capital	(18,328,346)

Supplemental information:
Increase in non-cash capital expenditure through leases	3,471,678

7.     SEGMENTED INFORMATION

While Petroflow only has operations in the oil and gas exploration and production industry, we are organizationally structured along geographic operating segments. Our current operating segments are the United States and Canada. A summary of segmented information for the three and six months periods ended June 30, 2009 and 2008 is presented below:

Six months ended June 30, 2009	Canada	USA	Consolidated
Oil and gas sales (net of royalties)	$157,524	$14,248,776	$14,406,300
Total revenue	157,684	14,266,649	14,424,333
Operating expenses	142,424	8,279,909	8,422,332
Depletion, depreciation	204,180	6,911,775	7,115,955
General and administrative expenses	1,628,545	2,781,844	4,410,389
Interest expense	–	4,937,206	4,937,206
Loss before income taxes	(2,460,696)	(6,543,201)	(9,003,897)
Capital expenditures	–	14,680,987	14,680,987
Property and equipment	2,960,613	163,487,174	166,447,786
Total assets	4,901,450	175,628,176	180,529,626

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

Six months ended June 30, 2008	Canada	USA	Consolidated
Oil and gas sales (net of royalties)	$402,549	$19,662,547	$20,065,096
Total revenue	404,809	19,689,867	20,094,676
Operating expenses	179,745	4,115,528	4,295,273
Depletion and depreciation	451,080	3,881,031	4,332,111
General and administrative expenses	1,639,594	2,638,001	4,277,595
Interest expense	–	3,004,201	3,004,201
Loss before income taxes	(3,666,126)	(7,377,252)	(11,043,378)
Total Capital expenditures	35,322	35,255,486	35,290,808
Capital proceeds on disposal	–	(28,249,927)	(28,249,927)
Property and equipment	3,591,727	96,484,208	100,075,935
Total assets	9,184,009	101,962,514	111,146,523

Three months ended June 30, 2009	Canada	USA	Consolidated
Oil and gas sales (net of royalties)	$83,702	$6,777,592	$6,861,294
Total revenue	83,702	6,794,104	6,877,806
Operating expenses	66,196	4,779,091	4,845,287
Depletion, depreciation	83,622	3,623,425	3,707,047
General and administrative expenses	836,798	1,427,150	2,263,948
Interest expense	–	2,963,045	2,963,045
Loss before income taxes	(1,182,513)	(8,609,061)	(9,791,574)

Three months ended June 30, 2008	Canada	USA	Consolidated
Oil and gas sales (net of royalties)	$223,118	$11,880,069	$12,103,187
Total revenue	225,347	11,889,315	12,114,662
Operating expenses	105,313	2,483,407	2,588,720
Depletion, depreciation	240,364	1,903,622	2,143,986
General and administrative expenses	1,504,564	1,573,103	3,077,667
Interest expense	–	1,430,183	1,430,183
Loss before income taxes	(2,939,793)	(5,944,705)	(8,884,498)
Capital expenditures	24,949	20,014,666	20,039,315
Capital proceeds on disposal	–	(28,249,927)	(28,249,927)

8.     FINANCIAL INSTRUMENTS AND RISK MANAGMENT

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, investment in limited partnership, risk management assets (liabilities), capital lease obligations and bank loan.  Risk management assets (liabilities) arise from the use of derivatives.  Discussions of risk associated with assets (liabilities), fair values of assets (liabilities) and summarized information related to risk management positions are detailed below:

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Company’s presentation of its financial position or results of operations as at June 30, 2009.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

Fair value of Financial Instruments

The Company's financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, investment in limited partnership, accounts payable and accrued liabilities and the bank loan. The carrying values of these financial instruments other than investment in limited partnership and bank loan approximate their fair market value due to their demand nature or relatively short periods to maturity.  The fair value of the unquoted investment in limited partnership cannot be practically determined. The carrying value of the bank loan approximates its fair value as the interest is charged at current market rates.  Risk management assets (liabilities) are marked-to-market at the end of each balance sheet date.

The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location which are compared to quotes received from other Marketers to ensure reasonability.

The fair value of financial assets and liabilities are as follows

	As at June 30,		As at December 31,
	2009		2008
	Carrying		Carrying
	Amount	Fair Value	amount	Fair Value
Financial assets:
Held-for-trading:
Cash and cash equivalents	$1,507,244	$1,507,244	$3,027,192	$3,027,192
Risk management assets	771,330	771,330	7,958,917	7,958,917
Investment in limited partnership	578,000	578,000	611,400	611,400
Loans and receivables:
Accounts receivables	10,656,718	10,656,718	14,714,826	14, 714,826
Financial Liabilities:
Held-for-trading:
Accounts payable and accrued liabilities	11,596,842	11,596,842	34,194,464	34,194,464
Long term debt	122,504,329	122,504,329	101,764,599	101,764,599

Net risk management position
As at	June 30, 2009	December 31, 2008

Risk management assets
Current asset	$598,111	$6,620,773
Long term asset	173,219	1,338,144
Net risk management asset	$771,330	$7,958,917

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

Summary of unrealized risk management positions
As at	June 30, 2009			December 31, 2008
	Asset	Liability	Net	Asset	Liability	Net
Commodity Prices
Natural Gas	$687,908	$–	$687,908	$6,023,612	$–	$6,023,612
Crude Oil	83,422	–	83,422	1,935,305	–	1,935,305
Total Fair Value	$771,330	$–	$771,330	$7,958,917	$–	$7,958,917

Commodity Price Risk

The Company is exposed to market risks resulting from fluctuations in commodity prices and from time to time may enter into financial commodity contracts to manage its commodity price exposure.  The objective is to mitigate the risk of commodity price fluctuations and, in doing so, ensure a more predictable level of cash flow during the term of the contract.  The Company does not enter into financial instruments for trading or speculative purposes.

Crude Oil - The Company has partially mitigated its exposure to the WTI NYMEX price with option contracts.

Natural gas - The Company has partially mitigated the natural gas commodity price risk by entering into fixed price swaps and option contracts.

The Company is exposed to commodity price risk on its natural gas and crude oil contracts.  As at June 30, 2009, a ten percent increase in the forward price on contracts would amount to a loss of $4,084,000 (US $3,520,000).  A ten percent decrease in the forward price on contracts would amount to a gain of $2,270,000 (US $1,957,000).

The following table outlines the details of the Company’s natural gas derivative contracts:

	Volume per
	day	Swap		Put
Natural Gas	(mmbtu)	Price	Call Price	Price
		(US$)	(US$)	(US$)
June 1, 2009 – October 31, 2009	2,000	3.53	–	–

September 1, 2009 - September 30, 2010	500	–	–	5.25
September 1, 2009 - September 30, 2010	1,000	–	–	5.25	*

November 1, 2009 - December 31, 2009	2,500	5.40	–	–
November 1, 2009 - December 31, 2009	2,500	5.52	–	–
November 1, 2009 - December 31, 2009	1,000	–	–	4.25	*
November 1, 2009 - December 31, 2009	1,000	–	6.30	4.25

January 1, 2010 - March 31, 2010	2,500	5.52	–	–
January 1, 2010 - October 31, 2010	500	–	6.75	5.25
January 1, 2010 - October 31, 2010	500	–	–	5.25	*
January 1, 2010 - December 31, 2010	500	–	–	6.50

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

January 1, 2010 - December 31, 2010	2,500	–	–	5.25	*
January 1, 2010 - December 31, 2010	2,500	–	8.00	5.25

April 1, 2010 - October 31, 2010	2,500	–	6.25	5.00

November 1, 2010 - March 31, 2011	750	–	–	6.25
November 1, 2010 - March 31, 2011	750	–	8.60	6.25
November 1, 2010 - March 31, 2011	1,500	–	–	6.00
November 1, 2010 - March 31, 2011	1,500	–	–	6.00	*

January 1, 2011 - March 31, 2011	2,500	–	–	6.25	*
January 1, 2011 - March 31, 2011	1,500	–	–	6.25	*
January 1, 2011 - March 31, 2011	1,000	–	8.25	6.25

April 1, 2011 - June 30, 2011	2,000	–	6.95	6.00
April 1, 2011 - June 30, 2011	2,000	–	–	6.00	*

	Volume
	per day		Put
Crude Oil	(bbls)	Call Price	Price
		(US$)	(US$)
January 1, 2008 - March 31, 2009	75	72.80	65.00
January 1, 2009 - December 31, 2009	75	100.50	75.00
January 1, 2009 - December 31, 2009	100	89.70	70.00

May 1, 2009 - August 31, 2009	150	70.50	40.00
September 1, 2009 - March 31, 2011	50	–	47.50

September 1, 2009 - March 31, 2011	50	–	47.50	*
January 1, 2010 - December 31, 2010	100	78.70	65.00

January 1, 2011 - June 30, 2011	100	100.75	56.50

April 1, 2011 - June 30, 2011	100	100.75	56.50
    *Contingent Put Premiums

Risks associated with Financial Liabilities

The Company is exposed to financial risks from its financial liabilities.  The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates, credit and liquidly risks.

Market Risk

Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices.  Market risk comprises foreign exchange risk, interest rate risk and commodity price risk discussed below.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

Interest Rate Risk

The Company is exposed to interest rate risk on bank indebtedness to the extent of changes in the LIBOR rate.  At June 30, 2009, a one percent increase or decrease in the interest rate on debt amounts to $1,225,000 impact to net income for the year ended June 30, 2009.  The Company had no interest rate swap or financial contracts in place as at or during the period ended June 30, 2009.

Foreign Exchange Risk

The Company’s significant operations are in the U.S. and the functional currency of its U.S. subsidiary’s operations is the U.S. Dollar (self sustaining operation).  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity.

The Company’s foreign exchange gain (loss) is primarily comprised of unrealized foreign exchange gains and losses on the translation of its net assets in the U.S. subsidiary.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in $183,000 in foreign exchange (gain) loss at June 30, 2009 which would be recognized in other comprehensive income.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected within 35 days of the following production month. Petroflow’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large purchasers. The Company historically has not experienced any collection issues with its petroleum and natural gas marketers except as discussed below. Joint venture receivables and other receivables are typically collected within one to three months of the joint venture bill being issued to the partner. Petroflow attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are from participants in the petroleum and natural gas sector, and collection of the outstanding balances is dependent on industry factors, such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling. In addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. Petroflow does typically obtain collateral through cash calls from its joint venture partners; however, the Company does not obtain collateral from petroleum and natural gas marketers.  The Company does have the ability to withhold production from joint venture partners in the event of non-payment.

Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in less than 90 days. Petroflow manages the credit exposure related to short-term investments by selecting counterparties based on credit ratings and monitors all investments to ensure a stable return, avoiding complex investment vehicles with higher risk.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

As at June 30, 2009 and December 31, 2008 the Corporation considers its receivables to be aged as follows:

Aging	June 30, 2009	December 31, 2008
Not past due (less than 120 days)	$5,628,638	$12,020,236
Past due (120 days to one year)	7,368,042	4,853,771
Provision relating to doubtful accounts (120 days to one year)	(2,339,962)	(2,159,181)
Total	$10,656,718	$14,714,826

Included in past due amounts over 120 days are severance tax rebates.  This is a rebate that the State of Oklahoma offers on horizontally drilled wells of nearly all production taxes paid for in the first four years of production or until well payout occurs, whichever comes first.   The rebate amounts to approximately 6% of sales in Oklahoma.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure. On July 22, 2008, SemGroup L.P. one of the Company’s petroleum and natural gas marketers announced that it and certain of its North American subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as well as an application for creditor protection under the Companies' Creditors Arrangement Act in Canada. Petroflow has a maximum potential exposure of $US 2.8 million relating to oil as of June 30, 2009 and $US 1.6 million relating to gas for a total of $US 4.4 million up to the date of the SemGroup petition in respect of uncollected revenues. The account receivable arises from a majority of the oil production volumes and 20% of the natural gas volumes sold to SemCrude, L.P. and SemGas, L.P. subsidiaries of SemGroup, L.P., (“SemGroup”) for the marketing of a portion of Petroflow’s production up to that time. Petroflow’s management has retained legal counsel and continues to have discussions with SemGroup and its Monitor to best manage and resolve this matter.  At this time, the Company’s best estimate of the uncollectible amount of the receivable is $2,339,962 (U.S. $2,024,188) which amount has been recorded in these financial statements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Petroflow’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation. Petroflow prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.

At June 30, 2009, the Company had drawn $122.5million ($US 106 million) on its credit facility and had a working capital deficiency (excluding derivative contracts) of $10.3 million.  No portion of the debt is due within the next twelve months.

On April 8, 2009, Guaranty Financial Group Inc., a member of the Company’s banking syndicate announced that it and its wholly-owned subsidiary, Guaranty Bank (collectively “Guaranty”) had consented to the issuance of an Order to Cease and Desist (the “Order”) by the Office of Thrift Supervision (“OTS”) in the United States.  Under the Order, Guaranty had to raise additional capital or it would agree to consent to a merger with another bank or enter into a voluntary liquidation.  On July 17, 2009, Guaranty stated that it no longer believes it will be possible to raise sufficient capital to comply with the Order and as such believes that it is probable that it will not be able to continue as a going concern.  Guaranty continues to cooperate with the OTS as they purse potential alternatives.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

In response to the continued drop in commodity prices, the Company has suspended its drilling program subsequent to year end in order to maintain liquidity.  The Company has met with all of its larger suppliers and is confident that it will be able to reduce future drilling and associated costs in order to resume its drilling program in the future while maintaining adequate liquidity.

9.     CAPITAL STRUCTURE

	June 30,	December 31,
	2009	2008
Bank debt	$122,504,329	$101,764,599
Obligation under capital lease	9,597,849	13,550,669
Working capital deficiency (1)	10,328,181	26,221,517
Net debt	142,430,359	141,536,785
Shareholders' equity	23,859,096	32,914,102
Total capitalization	$166,289,456	$174,450,887
(1) Working capital excludes derivative contracts

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets.  The Company considers its capital structure to include shareholders’ equity, bank debt, capital lease obligation and working capital. In order to maintain or adjust the capital structure, the Company may, from time to time, issue shares and adjust its capital spending to manage current and projected debt levels.

As the Company is in a development stage its primary focus is on increasing the proved and probable reserve value attributable to its property, plant and equipment and maintaining the ratio of its overall indebtedness to proved plus probable reserves (discounted at 10%) at less than 1:3.  As of June 30, 2009, that ratio was 1:3.34. The Company also monitors capital based on the ratio of net debt to annualized funds from operations before deducting interest expense.  This ratio is calculated as net debt, defined as outstanding bank debt plus or minus working capital (excluding derivative contracts), divided by funds from operations before interest and changes in non-cash working capital for the most recent calendar quarter, annualized (multiplied by four). Funds from operations is calculated based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement obligations. The Company’s strategy is to maintain a ratio of funded debt to annualized funds from operations within debt covenants established under NAPCUS’s banking facility.  As at June 30, 2009, the Company's ratio, which is based on NAPCUS’s financial statements, of net debt to annualized cash flow before interest, was 5.49 to 1, which is within debt covenants established under its banking facility that must not exceed 5.50.

This ratio may increase at certain times as a result of acquisitions and/or large capital projects. In order to facilitate the management of these ratios, the Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors, including current and forecast prices, successful capital deployment and general industry conditions. The annual budgets are approved by the Board of Directors.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2009.

10.    RELATED PARTIES

As at June 30, 2009, $6,250 (December 31, 2008 - ($14,169)) was due from (to) Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon, as operator of one of the Company’s producing properties. Additionally, $195,000 is owed by the Company to MOG (December 31, 2008 - $195,000) in respect of a bank loan in which MOG is the borrower of record with the bank. MOG is charging the Company interest equal to its rate of interest (prime plus one), and the loan is secured by the property.

As at June 30, 2009, $144,500 was due to Patron Energy LLC., a joint interest partner, whose President and principal partner is a director of the Company.

As at June 30, 2009 $102,606 (December 31, 2008, $470,223) was due to the Company by a joint interest partner in which a director of the Company has an interest.

As at June 30, 2009, $121,714 was due to a joint interest partner who is a director of the Company.

All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.

11.    CONTINGENCIES

In April 2007, the Company signed a drilling rig contract with a service provider at a rate of U.S. $22,000 per day for three years.  During the first quarter of 2009 this drilling rig was returned to the service provider.  The Company has not currently received formal termination of the contract from the service provider; however, it is management’s belief through discussions with the service provider that the contract has been terminated with no further commitment.

12.    SUBSEQUENT EVENTS

Subsequent to June 30, 2009, the Chief Executive Officer and a Director of the Company retired and was paid a severance of $874,000.

The Company is party to employment agreements with six (6) members of senior management that require certain severance payments be made upon the occurrence of certain “change of control” events.  In light of the recent retirement of the Company's CEO and the recent resignations of certain members of the Company's Board of Directors, the "change of control" provisions are being assessed to determine whether these events may have constituted a change of control.  If such change of control provisions have been triggered, which is not admitted by the Company, then the provisions would enable the employees to elect, within 12 months of the date of the change of control, to terminate their agreements and receive aggregate severance payments of up to Cdn $2.5 million.  A definitive determination regarding this issue has not been made by the Company at this time.  In addition, the Company is unable to assess the likelihood of resignations by the applicable employees in the next 12 months.  No employees have, at this point, advised that they have an intent to resign.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
June 30, 2009 and 2008
(Unaudited)

13.    COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the present year.

CORPORATE INFORMATION
Directors	Officers

David Elgie	Sandy Andrew
Chairman	President & Chief Operating Officer

Donald J. Rowden	Duncan Moodie
Chief Executive Officer, MacSema Inc.	Chief Financial Officer

Richard Azar, II	Kevin Davis
Director	Senior Vice President, Corporate Development

Richard Menchaca	Louis Schott
Director	Assistant Corporate Secretary

Thomas Johnston Cairns	Sally Fletchinger
Director	Corporate Controller

Auditors
PricewaterhouseCoopers LLP
Calgary, Alberta

Registrar and Transfer Agent	Corporate Office
Valiant Trust Company	Petroflow Energy Ltd.
Calgary, Alberta	970, 717 - 7th Avenue SW
Calgary, Alberta T2P 0Z3
Legal Counsel
Hogan & Hartson LLP	Telephone: (403) 539-4320
Facsimile: (403) 705-0488
Bankers	Contact: Duncan Moodie
National Bank of Canada	Email: 0Hdmoodie@petroflowenergy.com
Texas Capital Bank
Guaranty Bank

Stock Exchange Listing
TSX Exchange Symbol: PEF	AMEX Exchange Symbol: PED

Caution to the Reader

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.  The risks, uncertainties and other factors that could influence actual results are described in Petroflow’s annual reports to the shareholders and other documents filed with regulatory authorities.